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                               October 28, 2021

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Limited
       4360 E. New York St.
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Limited
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form S-1
                                                            Filed October 13,
2021
                                                            File No. 333-257209

       Dear Mr. Ni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Prospectus Summary, page 7

   1. We note your response to comment 1. Please expand your disclosure on the prospectus cover page to provide a
description of how cash will transferred through your organization if you acquire a target
business in China.
       Risk Factors
       U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page
       51

   2. Please revise your disclosure to address the fact that there is pending legislation that
 Eddie Ni
Goldenstone Acquisition Limited
October 28, 2021
Page 2
         would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.
        You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Legal
Branch Chief, at 202-551-3454 with any other questions.



FirstName LastNameEddie Ni                                   Sincerely,
Comapany NameGoldenstone Acquisition Limited
                                                             Division of
Corporation Finance
October 28, 2021 Page 2                                      Office of Finance
FirstName LastName